September 13, 2010

Mr. Tim Buchmiller
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3030
Washington, DC 20549

Re:	Ecosphere Technologies, Inc.
Form 10-K for the Year Ended December 31, 2009
Filed March 31, 2010
File No. 000-25663

Dear Mr. Buchmiller:

Our responses to the Staff’s August 13, 2010 Comment Letter are below.
Item 1. Business, page 1

1.
We note that your Form 10-K disclosure, including the disclosure on page 9 under the heading “Other Ecosphere Ozonix® Technology Applications” lacks disclosure regarding the applicability of your existing or future technologies to remediation of oil spills. With a view to potential disclosure pursuant to Item 101(c)(1) of Regulation S-K, please tell us about the applicability of your technologies to remediation of oil spills and how those technologies, including the “Ecosphere Deepwater Oil Recovery Process” referenced in your June 14, 2010 press release “Ecosphere Technologies Files Patent to Raise BP Oil to Surface” work to oxidize and/or separate crude oil from seawater and raise the oil to the ocean surface. Please also tell us about your research and development efforts related to oil spill remediation, including when those efforts commenced. Please provide us with a copy of the patent application referenced in your June 14, 2010 press release. In addition, please tell us if you use O3 in connection with your applications, including your deepwater oil recovery process, and how you generate sufficient quantities of O3 for use in these applications and tell us about any environmental or other risks of generating and using the required levels of O3.

Registrant’s Response:

You have requested information in four areas: (1) Ecosphere’s applicability of technologies to remediate oil wells, specifically how the technique oxidizes/separates crude oil from contaminated seawater; (2) Ecosphere’s Research and Development efforts for this technology (3) Ecosphere’s patent application referred to in our June 14, 2010 press release; and (4) Ecosphere’s use of O3. We address them separately below.

Applicability of Technology

Ecosphere’s Ozonix® technology is a patented, chemical free process for cleaning water contamination, including oil spills. Ecosphere, which has contracts with several prominent energy companies to remediate their flowback by utilizing advanced oxidation reactors, has treated millions of gallons of contaminated water without using toxic chemicals.

Ecosphere’s core business is treating hydrocarbons in natural gas wells. But the process of removing hydrocarbons from salt water is the same whether the oily water is in a natural gas well or the result of an oil spill. Therefore, Ecosphere’s equipment was ready and capable of cleaning the Gulf spill waters. Mobilizing boom equipment and similar physical infrastructure is the business of others. Ecosphere’s unique technology application in an oil spill is to treat the hazardous mixture by removing the hydrocarbons without chemicals.

A bit of Ecosphere’s history is helpful to understand the most recent technology and our relationship with BP.

Ecosphere has treated and recycled contaminated water since approximately 2001. When Katrina hit in August 2003, Waveland, Mississippi was extremely hard hit. The storm, which left almost no inhabitable structures, destroyed the drinking water plant. In the spirit of our company’s commitment to provide safe water to communities, Ecosphere deployed water treating equipment to this town of 7000 residents. There was no contract. Ecosphere initiated its aid to help during a national disaster. We remained for weeks, providing clean water to people in need. As Mayor Tommy Longo responded in a CNN onsite report about Ecosphere’s contribution: “This gives them [Waveland citizens] an unlimited supply of water. You would not know how this lifts peoples’ spirits.” Ultimately, we received $234,000 from the City after it received a government grant.

Since 2008, Ecosphere has successfully contracted with major oil and gas producers to remediate contaminated water. For example, Ecosphere receives over $8 million of annual revenue from two major producers operating in Oklahoma and Arkansas.

Significantly, Reuters Company Research last month released an independent report on Ecosphere. Ecosphere neither paid for nor solicited this report, which found:

“Ecosphere Technologies, Inc. (“Ecosphere”), incorporated in April 1998, is a diversified engineering, technology development and manufacturing company. The Company is using its Ecosphere Ozonix® technology to assist gas and oil companies in treating water used to fracture natural gas wells in an environmentally friendly manner; in eliminating the use of chemicals to treat bacteria and reduce scaling in the fracturing process; in eliminating the need to dispose of contaminated water which flows back after fracturing wells, which reduces environmental regulatory issues, and improving the efficiency and productivity of natural gas wells. Ecosphere provides energy exploration companies with an onsite, chemically free method to kill bacteria and reduce scaling during fracturing and flowback operations.”

Ecosphere had a pre-existing relationship with BP. In 2009, BP and Ecosphere had executed a Master Services Agreement. Therefore, in April 2010 Ecosphere contacted BP to discuss how it could help in the crisis. At first, Ecosphere suggested BP use its shallow water technology; specifically, we proposed a plan to clean the water after it reached the wetlands. BP was familiar with this technology because we had completed approximately a half million dollars of work over twelve months to treat oily water resulting from its natural gas well business. Because of work with BP, Ecosphere was positioned to provide a rapid response. BP knew we had met its Health, Safety, Environmental qualifications. Additionally, we contracted with Mid-Gulf Recovery, LLC, a Louisiana disaster services company, which also had a Master Services Agreement with BP and the barges necessary for deployment of our equipment and other logistical support.

In our discussions with BP and media interviews, Ecosphere outlined its shallow water technique. Ecosphere is a diversified water engineering and environmental services company dedicated to solving critical water recovery, treatment and recycling challenges. The “Ecosphere Deepwater Oil Recovery Process,” referenced in the June 14, 2010 press release, oxidizes and/or separates crude oil from seawater after raising the oil to the ocean surface. Ecosphere offered this process to BP after the oil well disaster.

We developed this patent pending deepwater process as a direct result of the Gulf spill and brought it to BP’s attention.

Our deepwater process works as follows. Water, which has been processed with oxygenated bubbles, is pumped down to the wellhead. The millions of nano bubbles produced during this Ozonix® process provide a vehicle to which the oil adheres. Oil contained in a bubble enriched column of air reaches the surface faster and in a smaller, thus controlled, area where it can be collected and separated from the water.

In our discussions with BP to consider this deepwater process, we proposed to inject 5000 gallons per minute of our Ozonix® treated seawater at the wellhead utilizing our EcosFrac tanks. We had available twelve of these tanks, which would supply 120 BBLs per minute of highly enriched fluid (oxygenated water). After the oil/water substance reached the surface, it would be cleaned utilizing the addition of our 2000g force oil/water separator with the Ozonix® method Ecosphere used for BP, and currently uses for two other major energy companies in their shale gas fields.

Research and Development

The Ecosphere Ozonix® cavitational technology treats contaminated water in a cost effective process by combining ozone, hydrodynamic cavitation, acoustic cavitation, and electro-chemical decomposition in a reaction vessel.

In 2007, Ecosphere initially treated drilling muds by using ozone and ultra sound. In August 2007, Ecosphere filed its first patent for the Ozonix® process.

In early 2008, Ecosphere conducted field tests and processed water for two major oil and gas companies. In November 2008, Ecosphere contracted with a major oil and gas company for frac flowback and produced water recycling services. That contract is in effect today as it has been renewed.

In March 2009, an additional Ozonix® patent was filed. In July 2009 a long term contract was signed with an additional oil and gas company to treat its frac water.

In March 2010, a third Ozonix® patent was filed. In April 2010, U.S. Patents # 7,699,988 and 7,699,994 were issued. In April 2010, Ecosphere enhanced its Ozonix® process by adding a bipolar cathode screen, which reduces scaling salts in produced water. The third Ozonix® patent, U.S. Patent # 7,785,470 was issued in August 2010.

Throughout these three years (2007-2010) of development, Ecosphere has consistently improved its procedures. It increased the volume of water its mobile units can process. Our current EF-1200 units process 20 barrels of contaminated water per minute. In addition, Ecosphere has developed technical advancements that enable its equipment to process high volumes of contaminated water in a smaller equipment footprint, a development that improves the mobility of this equipment at the natural gas hydro fracking well sites.

In May of this year, Ecosphere completed development of a mobile Ozonix® offshore unit, which was deployed to Louisiana with one of our standard EF-1200 frac systems. The offshore unit was utilized because it includes an oil/water 2000g force separator and is capable of treating contaminated salt water. It could be readily applied to the salt water treatment issues facing BP and Gulf coast communities.

In March 2010, Ecosphere conducted health and safety tests at one of its customer’s natural gas productions site. An independent analysis determined the equipment to be in compliance with all federal standards for ozone permissible exposure.

Ecosphere has committed substantial capital to continually modify, improve, and update its technologies. Since the fall of 2007, Ecosphere’s entire focus, and thus most of its cash operating expenses (other than normal G&A), have been directed toward developing and commercializing the Ozonix® technology. Although generally accepted accounting principles do not permit us to specifically categorize all of these costs as “research and development,” nonetheless, all these expenditures with their resulting technological improvements provide future benefit to Ecosphere and its customers.

Patent Application

We have been advised by our patent counsel, McHale & Slavin, P.A., Palm Beach Gardens, FL, that the patent application is non-public. Therefore, we believe it would be inappropriate to disclose it publicly at this time. Public disclosure at this time could result in substantial competitive harm and is not necessary for the protection of investors or in the public interest. The application is Provisional Patent Application No. 61\353041. If the Staff desires, we will produce a copy in a private meeting in order to protect the non- public nature of the application.

Ecosphere’s Use of O3

Ecosphere utilizes ozone (“O3”) with the Ozonix® applications, including the deepwater oil recovery process. Our supply of O3 is generated by using state of the art ozone generators. However, use of O3 is only one part of a four-part process, which also includes hydrodynamic cavitation, acoustic cavitation and electro-chemical decomposition. This process, utilized in a reaction vessel, cost-effectively treats high volumes of contaminated water. This Ozonix® process has the following three U.S. patents: #7,699,988, #7,699,994, and #7,785,470. Additional provisional patents have been filed. This process basically “turbo charges” the ozone and precipitates/removes hardness salts; oxidizes iron, heavy metals and hydrocarbons; and changes scale structure.

As noted above, page 5, an independent study was conducted on the Ozonix® process in field applications, and confirmed that it meets all ozone permissible exposure limits.

Item 11. Exhibits, page 52

3.
We note your response to comment 1 in your letter dated July 9, 2010 and reissue with respect to the paid pilot programs referenced in bullet 2 to our May 28, 2010 letter. Please tell us how you operate these paid pilot programs without agreements. Please note that you are required to file a written description of an oral contract similar to that which would be required to be filed as an exhibit pursuant to Item 601(b)(10) if it were written. Please refer to the Division of Corporation Finance’s Compliance & Disclosure Interpretations, Regulation S-K, Question 146.04 available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.html.

Registrant’s Response

Generally, we do not operate pilot programs without a written agreement. Item 601 of Regulation S-K requires the filing of ordinary course agreements where the issuer is substantially dependent upon the agreement. The Company is not and has not been substantially dependent upon any pilot contracts.

4.
We have reviewed your response to comment 1. Please provide us with copies of the form assignments executed by each inventor named on your patents and file those assignments as exhibits to your applicable future filings. Also, with respect to your representation that “there was no consideration for the assignments,” please provide us with your analysis under applicable state law as to whether the assignments are enforceable; if the assignments are not enforceable, please tell us how and when you intend to include appropriate disclosure, including risk factors, in your filings.

Registrant’s Response

Copies of the relevant assignments are provided as requested.

5.
We note your representation in your response to comment 1 that you will file several material contracts, including those with Southwestern Energy and Newfield Exploration Co., in future filings. Please tell us when you will file each of the contracts you reference in your response.

Registrant’s Response

Ecosphere filed these contracts with its Form 10-Q for the six months ended June 30, 2010 together with a Confidential Treatment Request.

Ecosphere acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this letter to Michael Harris of Harris Cramer LLP at (561) 478-7077.

Sincerely yours,

/s/ Charles Vinick
Charles Vinick
Executive Chairman
CV/df

**ASSIGNMENT**

ASSIGNOR: Dennis McGuire

| | |
|---|---|
| Status: | an individual |
| Address: | 3231 SE St. Lucie Boulevard |
| City: | Stuart State/Zip: FL 34997 |

ASSIGNOR: Sanjeev Jakhete

| | |
|---|---|
| Status: | an individual |
| Address: | 3515 SE Lionel Terrace |
| City: | Stuart State/Zip: FL 34997 |

ASSIGNEE: Ecosphere Technologies, Inc.

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|---|---|
| Status: | a Florida corporation |
| Address: | 3515 SE Lionel Terrace |
| City: | Stuart State/Zip: FL 34997 |

TITLE OF INVENTION: ENHANCED WATER TREATMENT FOR RECLAMATION OF WASTE FLUIDS AND INCREASED EFFICIENCY TREATMENT OF POTABLE WATERS
U.S. PATENT SERIAL NO.:__________ U.S. FILING DATE:__________
ATTY DOCKET NO.: 2016.041

**WHEREAS,** the Assignors having made the above invention and filed application for Letters Patent of the United States thereon, and the Assignee is desirous of acquiring the same. In consideration of One Dollar ($1.00) and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Assignors hereby assign to the Assignee, including its successors, assigns, heirs, administrators, all of the Assignors' rights, title and interest in and to the invention and the patent application therefore identified herein and to any and all patents which may evolve therefrom;

**NOW, THEREFORE**, Assignors intending to be legally bound, hereby assign, transfer and deliver unto Assignee, its successors, legal representatives and assigns, all rights, title and interest in, to and under the Patent Application, including all other rights associated with the invention, including, without limitation, the right to sue for and collect damages for any past infringement of the Patents, and all patent applications related thereto including, but not limited to, all provisionals, non-

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Assignment of U.S. Patent Application